UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	001-12933

Autoliv, Inc.

(Exact name of registrant as specified in its charter)

Vasagatan 11, 7th Floor, SE-111 20 Box 70381, SE-107 24, Stockholm, Sweden +46 8 587 20 600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporate Units

(Title of each class of securities covered by this Form)

Common Stock, par value $1.00 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 1, 2012	AUTOLIV, INC.
(Registrant)

	By:	/s/ Lars Sjöbring
		Name:	Lars Sjöbring
		Title:	Group Vice President – Legal Affairs General Counsel and Secretary